SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                    CHURCHILL TECHNOLOGY INC.
                  ____________________________
                        (Name of Issuer)

             COMMON STOCK, $.02 PER SHARE PAR VALUE
          ____________________________________________
                 (Title of Class of Securities)

                            171569205
                            _________
                         (CUSIP Number)

                          Robert Downie
          181 Cooper Avenue, Tonawanda, New York 14150
                         (716) 874-8696
               ___________________________________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                        February 11, 1995
                         _______________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                        Page 1 of 6 Pages

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CUSIP No. 171569205                          Page 2 of 6

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Robert Downie

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)[ ]
                                                         (b)[ ]

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):    [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     18,894,000

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     18,894,000

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     18,894,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          13.16%

14.  TYPE OF REPORTING PERSON:
     IN
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                                                  Page 3 of 6


                          SCHEDULE 13D

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the common stock, $.02 par value per share (the "Common Stock") of Churchill Technology Inc., a Colorado corporation (the "Company"), the principal executive offices of which are located at 181 Cooper Avenue, Tonawanda, NY 14150.

Item 2.   Identity and Background.

     This statement on Schedule 13D is being filed by Robert H. Downie, a United States citizen. Mr. Downie's principal occupation is the Chairman, Chief Executive Officer, President and Director of the Company as well as the Chairman, Chief Executive Officer, President and Director of Novon International, Inc., a wholly owned subsidiary of the Company ("Novon"). His business address and the business address of the Company and Novon is 181 Cooper Avenue, Tonawanda, NY 14150.

     The principal business of the Company and Novon is the promotion and sale of biodegradable plastics and other technology, including patents, additives and compounds.

     Mr. Downie has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.

          Mr. Downie used personal funds to acquire the shares of Common Stock of the Company.

Item 4.   Purpose of the Transaction.

          Mr. Downie, who is the Chairman, Chief Executive Officer, President and a Director of the Company, has acquired the securities he presently owns as an investment and, except for his intention to continue to participate actively in management of the Company, has no current plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

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                                                  Page 4 of 6

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

     Mr. Downie reserves the right to revise his plans in the future if such a revision becomes, in his sole discretion, necessary, appropriate or otherwise advisable.

Item 5.   Interest in Securities of the Issuer.

     On February 10, 1995, the Company completed the acquisition of 100% of the issued and outstanding stock of Novon (the "Novon Acquisition"). The former shareholders of Novon received 11 million shares of the Company's Common Stock. Pursuant to the Agreement and Plan of Merger dated February 10, 1995 among the Company, Novon and Novon Acquisition Corp., the Company agreed to adjust the purchase price in the event that the sixty (60) day average closing bid price of the Company's Common Stock as reported by Nasdaq for the 60-day period preceding the one-year anniversary of the closing is less than $1.00 per share.
Pursuant to such adjustment, the Company issued 11,000,000 shares of Common Stock, with registration rights, to the former Novon shareholders in February 1996.

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                                                  Page 5 of 6

     At the time of the Novon Acquisition, Robert H. Downie, the Chairman, Chief Executive Officer, President and Director of the Company was the beneficial owner of 5,432,000 shares of Common Stock of Novon. In exchange for his 5,432,000 shares of Novon Common Stock, pursuant to the Novon Acquisition, he received 5,432,000 shares of the Company's Common Stock on February 11, 1995 and 5,432,000 shares of the Company's Common Stock on March 8, 1996.

     In April 1995, Mr. Downie received options to purchase 2,000,000 shares of the Company's Common Stock. The options are exercisable until April 18, 1997 and have an exercise price of $.35 per share.

     On August 24, 1995, Mr. Downie purchased 30,000 shares of the Company's Common Stock from Alexander Hamilton, the former Chief
Executive Officer of the Company, at a purchase price of $.33 per share.

     In March 1996, the Company entered into an agreement with Fima Capital Corporation Ltd. to issue up to 50,000,000 shares of Common Stock in a private placement at a minimum price of $0.05 per share of Common Stock. On April 5, 1996, Mr. Downie purchased 6,000,000 shares of Common Stock of the Company under such private placement at a purchase price of $.05 per share.

     Mr. Downie's beneficial ownership of 18,894,000 shares of the Common Stock of the Company constitutes beneficial ownership of 13.16% of the total outstanding shares of Common Stock of the Company. Mr. Downie has the sole power to vote and the sole power to dispose of all the shares of the Company's Common Stock of which he is the owner.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth in Item 5, there are no contracts, agreements, understandings or relationships between Mr. Downie and any other person with respect to the acquisition, disposition or voting of the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     None.
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                                                  Page 6 of 6

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.







Dated:    July 10, 1996
                              Robert H. Downie